FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-14404

Telefónica del Perú S.A.A.
(Translation of registrant’s name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item

1.	Press release dated June 15, 2007, entitled, “Notice of Intent to Terminate Reporting Obligations and Deregister Class B Shares Under U.S. Securities Exchange Act.”

Item 1

Lima,  June 15, 2007

Notice of Intent to Terminate Reporting Obligations and Deregister Class B Shares Under U.S. Securities Exchange Act

Telefónica del Perú S.A.A. (TDP) intends to file on June 15, 2007 a Form 15F with the United States Securities and Exchange Commission to deregister under the US Exchange Act of 1934 and to terminate reporting obligations with respect to its Class B shares, nominal value S/1.52 per share.  Thereafter, Telefónica del Perú’s reporting obligations under the Exchange Act will be suspended, unless the Form 15F is subsequently withdrawn or denied.  Telefónica del Perú will publish on its website www.telefonica.com.pe, all information that the Company has made or is required to make public under Peruvian law, or has filed or is required to file with the Lima Stock Exchange, or has distributed or is required to distribute to shareholders, in each case promptly after such information is required to be made public.  Telefónica del Perú’s ADS and related depositary program were terminated and delisted from the New York Stock Exchange effective on the close of business (New York City time) on February 27, 2004 and March 1, 2004, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date:	June 15, 2007	By:	/s/ Julia María Morales Valentín
			Name:	Julia María Morales Valentín
			Title:	General Counsel of Telefónica del Perú S.A.A.